UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

______________________________________________________________________________

Name: NB Asset-Based Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1290 Avenue of the Americas
New York, NY 10104

Telephone Number (including area code):

(212) 476-8800

Name and address of agent for service of process:

Corey A. Issing, Esq.
Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, NY 10104

With copies to:

Nicole M. Runyan, P.C.
Kim Kaufman, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒     No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 20th day of December, 2024.

NB ASSET-BASED CREDIT FUND

By:	/s/ Corey Issing
Name:	Corey Issing
Title:	Trustee

Attest:	/s/ Peter Sterling
Name:	Peter Sterling
Title:	Principal Executive Officer
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